Video transcript

Michael's ready to build the next Facebook. He's an innovator with a great plan: create a killer social networking platform, build the next big thing AND make big money. But first? He needs investors. No money means no business.

Jessica wants to see her money grow and support startups. She wants to take charge of her finances with something other than a volatile stock market or a low rate savings account. In the past, Jessica has crowdfunded things: she got a cool set of headphones in exchange for a pledge, and a t-shirt as a reward for donating to her friend's new brewery. But now she can equity crowdfund companies; she'll own a piece of the business - and be part of a story like Michael's.

Michael lists his company on a crowdfunding platform. That platform empowers Jessica to invest in Michael's company. When they find each other, that's where the magic happens. While equity crowdfunding can help Michael get his company funded, the story doesn't end there.

Jessica knows the stats; most startups fail-- only a handful succeed. But that's pretty much all she knows about early stage investing. How does she know if this is a good investment? Where does she start?

Jessica has an unbiased expert as a partner, Stratifund. We are here for you.

Stratifund provides independent analysis of each company, including a rating, one through five. We give you the scoop on what matters most, packing hours of research into a concise report.

Want more information on getting started in equity crowdfunding? Our educational materials help you learn what you need to know.

Additionally, StratiFund pulls available deals from crowdfunding platforms into one user friendly page that allows you to filter based on your own personal interests so you don't have to surf around multiple sites.

Come to us first, read our reports, talk with other crowdfunders. You now have the opportunity to invest in big ideas and StratiFund is here to help.